Q2
2008

Leading Brands, Inc.
Second Quarter Report
Period Ended August 31, 2008

Note: These financial statements have not been audited or reviewed by the Company’s auditors

Report to Shareholders

“Gross profit margin (before discounts and slotting fees) for the quarter increased to yet another record of 43.2% from 42.0% last quarter and up a remarkable 36.7% from 31.6% in Q2 of the previous fiscal year.”

To our Shareholders:

Gross revenue for the quarter was $9,306,000, versus $8,323,000 in Q2 of last year, an increase of 11.8% . This is the first comparative quarterly gross revenue growth recorded by the Company since the loss of its Hansen energy drink distribution rights and reduction of co-pack revenue associated with the consolidation of its two bottling plants, almost five quarters ago.

Driving this growth were increased sales of the Company’s proprietary branded beverages, which rose 32.5% over Q2 of fiscal 2007. Gross profit margin (before discounts and slotting fees) for the quarter increased to yet another record of 43.2% from 42.0% last quarter and up a remarkable 36.7% from 31.6% in Q2 of the previous fiscal year.

One of the most significant drivers in this percentage margin growth was continued improvement in the Company’s bottling operations.

Net loss for the quarter improved to $283,000, or $0.01 per share. That is material progress from a loss of $1,459,000, or $0.08 per share, in Q2 last year. The Company produced a positive EBITDA (before non-cash stock based compensation and other income) of approximately $150,000 in Q2, something not achieved for seven previous quarters. That improvement in financial performance is a direct consequence of increasing sales and gross margin in concert with reductions in fixed overheads and SG&A expenses.

Discounts, rebates and slotting fees rose to $1,413,000 from $1,107,000 in the same period last year. Non-cash stock based compensation expense for the quarter was $93,000 and $162,000 year to date. SG&A expenses were $2,549,000, down 16.8% from $3,064,000 in the same quarter of fiscal 2007. Reductions in SG&A costs continued through this past quarter and will extend well into Q3.

For the first six months of the year gross revenues were $18,620,000 versus $18,881,000 in the first two quarters of fiscal 2007. The Company’s YTD net loss was $839,000 versus $1,644,000. EBITDA before non-cash stock based compensation and other income year to date was a virtual break even.

Cash and available credit at quarter end was approximately $2.7 million, a decrease from about $3.4 million at the close of Q1. Much of that change was due to a reduction in available bank margin as the Company worked down inventories and receivables over the Summer from the seasonal build up in the Spring and also an increase in the value of the US dollar against the Canadian dollar in the quarter, as the Company holds its cash in Canadian currency.

As stated during previous conference calls, our internally established goal this year was to reduce the Company’s breakeven from approximately $4,000,000 in gross sales per month to around $3,000,000 while continuing to grow our brands. We strove to accomplish that through a combination of the factors identified above. In Q2 we came very close to reaching our target: well ahead of schedule. Fixed costs will continue to be addressed as we work through the balance of this year.

During our last quarterly conference call I speculated that our gross margin before discounts and slotting fees would hover around the 40% level for the next quarter or so, before additional margin enhancement initiatives worked their way fully through our system. I was pleasantly surprised that margins actually grew through the Summer,

Leading Brands, Inc - Q2 REPORT	1

Report to Shareholders (cont.)

but at this juncture anything around 40% is in line with our expectations.

The Canadian economy, where the majority of our business is, remains quite strong. Although we anticipate some general consumer pull back over 2009, more economically conservative Canada should be somewhat protected from the turmoil currently being experienced in the United States and Europe. What is important for our company is to continue to control costs and margins while keeping our healthy beverage brand portfolio relevant and in demand by our customers.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Leading Brands, Inc - Q2 REPORT	2

Management’s Discussion & Analysis

For the three and six months ended August 31, 2008

September 30, 2008

The following information should be read in conjunction with the Company’s February 29, 2008 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 18 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribution of the Company’s branded beverages and the distribution of other licensed brands; and

  the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company. Its principal product lines include juices, energy drinks, and waters. The bottling plant provides bottling services for the Company’s own products and for other external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

The major developments during the three months ended August 31, 2008 included:

  The Company’s distribution business continued its transition from primarily distributing third party beverage brands to a focus on developing and marketing its own brands of beverages resulting in the Company’s own branded beverage sales up 32.5%;

  The Company improved its margin percentage from 21.1% in the quarter ended August 31, 2007 to 33.0% in the quarter ended August 31, 2008;

  The Company reduced its sales, general and administration costs.

For the three months ended August 31, 2008, the Company reported gross sales of $9,305,648 and a net loss of $282,793 as compared to gross sales of $8,323,360 and a net loss of $1,458,592 in the corresponding quarter of the prior year. The reduced loss in 2008 as compared to the corresponding period in 2007 was primarily the result of the improved margins and reduced selling, general and administration expenses.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2008 and are available in the February 29, 2008 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 10 and Note 11 of the quarterly financial statements.

Results of Operations

SALES

	Quarter ended	Quarter ended
Sales	August 31, 2008	August 31, 2007	Change
Bottling plant	$3,706,034	$2,829,872	$876,162
Distribution and other	5,599,614	5,493,488	106,126
Total gross sales	9,305,648	8,323,360	982,288
Discounts, rebates
and slotting fees	(1,413,192)	(1,107,289)	(305,903)
Net sales	$7,892,456	$7,216,071	$676,385

Gross sales for the quarter ended August 31, 2008 were $9,305,648 compared to $8,323,360 for the same quarter of the previous year, representing an increase of 11.8% . The increase of $982,288 in gross sales for the three months ended August 31, 2008 was the net result of the following:

  increases of $1,798,615 including:
    increased sales of $922,453 for the Company’s own branded beverage products; and
    increased revenues of $876,162 from bottling operations; offset by
Leading Brands, Inc - Q2 REPORT	3

  decreases of $816,327 relating to:
    lower sales of licensed brands in the amount of $543,620 mostly due to the termination of a water distribution agreement; and
    lower sales of food products in the amount of $272,707.

Discounts, rebates and slotting fees for the quarter ended August 31, 2008 increased $305,903, as a result of increased promotions of the Company’s beverage brands in the amount of $403,137 offset by lower discounts for beverage products licensed to the Company in the amount of $82,821, lower discounts for food products of $8,333 and lower volume rebates in the amount of $6,080.

	Six months ended	Six months ended
Sales	August 31, 2008	August 31, 2007	Change
Bottling plants	$7,509,695	$5,451,778	$2,057,917
Distribution and other	11,110,585	13,429,391	(2,318,806)
Total gross sales	18,620,280	18,881,169	(260,889)
Discounts, rebates
and slotting fees	(2,572,665)	(2,127,386)	(445,279)
Net sales	$16,047,615	$16,753,783	($ 706,168)

Gross sales for the six months ended August 31, 2008 were $18,620,280 compared to $18,881,169 for the first six months of the previous year, representing a decrease of 1.4% . The decrease of $260,889 in gross sales for the six months ended August 31, 2008 was the net result of the following:

  increases of $3,399,846 including:
    increased sales of $1,341,929 for the Company’s own branded beverage products; and
    increased revenues of $2,057,917 from bottling operations; offset by decreases of $3,660,735 relating to:
    lower sales due to the termination of the Hansen’s contract effective in April 2007 in the amount of $2,176,276;
    lower sales of other licensed brands in the amount of $1,065,953 mostly due to the termination of a water distribution agreement; and
    lower sales of food products in the amount of $418,506.

Discounts, rebates and slotting fees for the six months ended August 31, 2008 increased $445,279, as a result of increased promotions of the Company’s beverage brands in the amount of $620,211, increased discounts on food products in the amount of $13,113, offset by lower discounts for beverage products licensed to the Company in the amount of $187,542, and lower volume rebates in the amount of $502.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2008	August 31, 2007	Change
Bottling plant	$1,614,072	$1,464,765	$149,307
Distribution and other	3,674,132	4,232,005	(557,873)
Total	$5,288,204	$5,696,770	($ 408,566)

Cost of sales for the quarter ended August 31, 2008 was $5,288,204 compared to $5,696,770 for the same quarter of the previous year, representing a decrease of 7.2% .

The decrease was the net result of the following:

  increases of $350,324 including:
    increased cost sales of $201,017 for the Company’s own branded beverage products; and
    increased cost of sales of $149,307 from bottling operations; offset by decreases of $758,890 relating to:
    lower cost of sales of licensed brands in the amount of $473,060 mostly due to the termination of a water distribution agreement; and
    lower cost of sales of food products in the amount of $285,830.
	Six months ended	Six months ended
Cost of Sales	August 31, 2008	August 31, 2007	Change
Bottling plants	$3,269,058	$2,975,273	$293,785
Distribution and other	7,417,530	9,900,873	(2,483,343)
Total	$10,686,588	$12,876,146	($ 2,189,558)

Cost of sales for the six months ended August 31, 2008 was $10,686,588 compared to $12,876,146 for the first six months of the previous year, representing a decrease of 17%. The decrease was the net result of the following:

  increases of $659,645 including:
    increased cost of sales of $365,860 for the Company’s own branded beverage products; and
    increased cost of sales of $293,785 from bottling operations; offset by decreases of $2,849,203 relating to:
    lower cost of sales due to the termination of the
    Hansen’s contract effective in April 2007 in the amount of $1,645,448;
    lower cost of sales of other licensed brands in the amount of $811,537 mostly due to the termination of a water distribution agreement; and
    lower cost of sales of food products in the amount of $392,218.
Leading Brands, Inc - Q2 REPORT	4

MARGIN

	Quarter ended	Quarter ended
Margin	August 31, 2008	August 31, 2007	Change
Bottling Plant	$1,940,869	$1,207,934	$732,935
Distribution and other	663,383	311,367	352,016
Total	$2,604,252	$1,519,301	$1,084,951
Margin percentage	33.0%	21.1%	11.9%

Margin for the quarter ended August 31, 2008 was $2,604,252 compared to $1,519,301 for the same quarter of the previous year, representing an increase in margin as a percentage of sales of 11.9% . The increase in margin of $1,084,951 was the result of the following:

  increased margin of $318,299 from sales of the Company’s own branded beverage products;
  increased margin of $732,935 from bottling operations;
  increased margin from sales of licensed brands in the amount of $12,261; and
  increased margin from sales of food products in the amount of $21,456.

On a percentage basis, margin for the quarter increased by 56.4% over the same quarter in the prior year, largely as a result of more efficiency in bottling resulting from the closure of the Richmond plant in April 2007 and line improvements in the Edmonton plant, along with improved margins from branded beverage and food products that were partially offset by higher discounts, rebates and slotting fees as a percentage of sales.

	Six months ended	Six months ended
Margin	August 31, 2008	August 31, 2007	Change
Bottling plants	$3,943,524	$2,178,889	$1,764,635
Distribution and other	1,417,503	1,698,748	(281,245)
Total	$5,361,027	$3,877,637	$1,483,390
Margin percentage	33.4%	23.1%	10.3%

Margin for the six months ended August 31, 2008 was $5,361,027 compared to $3,877,637 for the first six months of the previous year, representing an increase in margin as a percentage of sales of 10.3% . The increase in margin of $1,483,390 was the net result of the following:

  increases of $2,120,494 including:
    increased margin of $355,859 for the Company’s own branded beverage products; and
    increased margin of $1,764,635 from bottling operations; offset by decreases of $637,104 relating to:
    lower margin due to the termination of the Hansen’s contract effective in April 2007 in the amount of $406,023;
    lower margin from sales of other licensed brands in the amount of $191,679 mostly due to the termination of a water distribution agreement; and
    lower margin from sales of food products in the amount of $39,402.

On a percentage basis, margin for the six months ended August 31, 2008 increased by 44.6% over the same period in the prior year, largely as a result of more efficiency in bottling resulting from the closure of the Richmond plant in April 2007 and line improvements in the Edmonton plant, that were partially offset by higher discounts, rebates and slotting fees as a percentage of sales.

SELLING, GENERAL AND
ADMINISTRATION EXPENSES

Selling, general and administration expenses for the quarter ended August 31, 2008 were $2,548,987 compared to $3,063,817 for the same quarter of the previous year representing a decrease of 16.8% . The decrease of $514,830 is the net effect of:

  an increase in bottling plant expenses of $21,339; and
  an increase in warehousing costs of $28,802; offset by
  lower costs in the quarter ended August 31, 2008 as compared to the same quarter of the prior year due to plant relocation costs in the amount of $65,231 in the quarter ended August 31, 2007 that were non-recurring;
  lower selling and marketing costs of $342,673; and
  lower administration costs of $157,067.

Selling, general and administration expenses for the six months ended August 31, 2008 were $5,588,287 compared to $6,407,480 for the first six months of the previous year representing a decrease of 12.8% . The decrease of $819,193 is the net effect of:

  an increase in warehousing costs of $132,750; offset by
  a decrease in bottling plant expenses of $62,241;
  lower costs in the six months ended August 31, 2008 as compared to the same period of the prior year due to plant relocation costs in the amount of $363,413 in the six months ended August 31, 2007 that were non-recurring;
  lower selling and marketing costs of $283,284; and
  lower administration costs of $243,005.

OTHER EXPENSES AND INCOME

For the three and six months ended August 31, 2008, amortization of property, plant and equipment increased as compared to the same periods in the prior year largely due to additions of equipment in the bottling plant to improve plant efficiencies.

Leading Brands, Inc - Q2 REPORT	5

In the quarter ended August 31, 2008, interest on long-term debt decreased from $90,892 to $84,044 due to lower interest rates on variable interest rate debt partially offset by higher average borrowing levels from capital leases for the bottling plant equipment mentioned above. Interest on current debt decreased from $54,742 to $40,385 due to lower average borrowing levels and lower interest rates on the Company’s operating line of credit.

In the six months ended August 31, 2008, interest on long term debt increased from $170,580 to $174,994 due to higher borrowing levels from the capital leases mentioned above, partially offset by lower interest rates on variable interest rate debt. Interest on current debt decreased from $110,337 to $78,722 for the reasons mentioned above.

For the quarter and six months ended August 31, 2008, the Company recorded other income of $11,086 and $25,854 respectively from interest on term deposit balances. For the three and six months ended August 31, 2007, the Company recorded interest income of $11,434.

For the six months ended August 31, 2007, the Company recorded other income of $1,226,506 related to the termination of the Hansen’s contract.

For the quarter ended August 31, 2008, the Company recorded a mostly non-cash income tax expense of $32,952 corresponding to operating income in the Canadian operating entities, as compared to a recovery of $431,916 in the corresponding quarter of the prior year. For the six months ended August 31, 2008, the Company recorded a mostly non-cash income tax recovery of $4,643 corresponding to operating losses in the Canadian operating entities, as compared to $299,667 in the corresponding six months of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	AUGUST 31		MAY 31		FEBRUARY 29/28		NOVEMBER 30
	2008	2007	2008	2007	2008	2007	2007	2006
Net sales / operating revenue	$7,892,456	$7,216,071	$8,155,159	$9,537,711	$6,970,627	$8,725,111	$7,397,266	$10,402,524
Net loss	($ 282,793)	($ 1,458,592)	($ 555,911)	($ 185,081)	($ 2,128,269)	($ 3,555,670)	($ 1,642,819)	($ 583,770)
Net loss per share	($ 0.01)	($ 0.08)	($ 0.03)	($ 0.01)	($ 0.11)	($ 0.23)	($ 0.08)	($ 0.04)
Net loss per share, diluted	($ 0.01)	($ 0.08)	($ 0.03)	($ 0.01)	($ 0.11)	($ 0.23)	($ 0.08)	($ 0.04)

In all quarters, loss before extraordinary items and loss per share before extraordinary items are the same as net loss and net loss per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

CASH FLOWS

	Three months	Three months
Cash provided by	ended	ended
(used in):	August 31, 2008	August 31, 2007	Change
Operating activities	$583,763	($ 1,968,763)	$2,552,526
Investing activities	(116,838)	(687,770)	570,932
Financing activities	($ 452,800)	$6,881,600	($ 7,334,400)

The increase in cash from operating activities for the three months ended August 31, 2008 as compared to the quarter ended August 31, 2007 was the result of increased cash generated from operations of $1,659,862 from improved operating performance and increased cash generated from non-cash operating working capital items of $892,664. In the quarter ended August 31, 2008, there were larger reductions in inventory as compared to the same quarter of the prior year as disclosed in Note 9 of the quarterly financial statements, in anticipation of the expected lower sales in the fall and winter due to seasonal factors. More cash was utilized in the payment of prepaid slotting fees in the quarter ended August 31, 2008 compared to a reduction in prepaid slotting fees in the same quarter of the prior year. In the quarter ended August 31, 2007 the Company utilized more cash in the reduction of accounts payable than in the three months ended August 31, 2008.

The use of cash for investing activities in the quarter ended August 31, 2008 was primarily for the purchase of equipment for the bottling plant in the amount of $115,993 compared to $914,879 in the same quarter of the prior year, with the remaining amount spent on computers, software and vehicles.

Leading Brands, Inc - Q2 REPORT	6

The difference in use of cash in financing activities over the same period of the prior year results from the share issuance in the quarter ended August 31, 2008 that was non-recurring. The increase in use of cash for repayment of long-term debt is mostly due to the new capital leases used to finance the purchase of equipment for the bottling plant in the last fiscal year.

	Six months	Six months
Cash provided by	ended	ended
(used in):	August 31, 2008	August 31, 2007	Change
Operating activities	($ 887,063)	($ 2,548,537)	$1,661,474
Investing activities	(392,849)	(993,708)	600,859
Financing activities	$407,661	$7,767,312	($ 7,359,651)

The increase in cash from operating activities for the six months ended August 31, 2008 as compared to the six months ended August 31, 2007 was the result of less cash utilized in operations in the amount of $1,144,468 due to improved operating performance and less cash utilized for non-cash operating working capital items of $517,006. In the six months ended August 31, 2008, there was a slight increase in inventory as compared to reductions the same period of the prior year as disclosed in Note 9 of the quarterly financial statements. More cash was utilized in the payment of prepaid slotting fees in the six months ended August 31, 2008 compared to a reduction in prepaid slotting fees in the same period of the prior year. In the six months ended August 31, 2007, the Company utilized more cash in the reduction of accounts payable than in the six months ended August 31, 2008.

The use of cash for investing activities in the six months ended August 31, 2008 was primarily for the purchase of equipment for the bottling plant in the amount of $352,922 compared to $1,379,701 in the same period of the prior year, with the remaining amount spent on office equipment, building improvements, computers, software and vehicles.

The difference in use of cash in financing activities over the same period of the prior year results from the share issuance in the six months ended August 31, 2008 that was non-recurring. The increase in use of cash for repayment of long-term debt is mostly due to the new capital leases used to finance the purchase of equipment for the bottling plant in the last fiscal year.

Liquidity and Capital Resources

As at August 31, 2008, the Company had working capital of $1,648,224 and an unused portion of the revolving bank line of credit of $1,119,000 (the revolving line of credit has a limit of $5,179,000 ($5,500,000 Canadian) subject to the availability of eligible collateral and at August 31, 2008, the actual limit based on eligible collateral was $3,934,000). The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at August 31, 2008.

Considering the positive working capital position, including the cash on hand at August 31, 2008, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Changes in Accounting Policies including Initial Adoption

On March 1, 2008, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants relating to inventories and disclosures of capital structure and financial instruments more fully described in Note 1 to the quarterly financial statements.

Disclosure of Outstanding Share Data

At September 30, 2008, the Company had 19,958,124 issued and outstanding common shares, 2,458,332 issued and outstanding stock options, of which 1,067,983 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Leading Brands, Inc - Q2 REPORT	7

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	August 31	February 29
(EXPRESSED IN UNITED STATES DOLLARS)	2008	2008

ASSETS
Cash and cash equivalents	$1,895,337	$2,932,557
Accounts receivable	1,631,810	2,366,640
Inventory (Note 2)	4,330,825	4,661,553
Prepaid expenses and deposits (Note 3)	765,458	406,684
	8,623,430	10,367,434

Property, plant and equipment	9,154,055	9,868,061
Trademarks and rights	102,599	110,687
Goodwill (Note 4)	3,157,762	3,406,687
Future income taxes (Note 5)	4,253,163	4,583,126
Total Assets	$25,291,009	$28,335,995

LIABILITIES
Bank indebtedness	$2,815,371	$2,117,751
Accounts payable and accrued liabilities	2,965,684	3,969,176
Current portion of long-term debt (Note 6)	1,194,151	1,271,072
	6,975,206	7,357,999

Long-term debt (Note 6)	4,166,778	5,025,821
	$11,141,984	$12,383,820

SHAREHOLDERS’ EQUITY
Share capital (Note 7)
Common shares	32,680,978	32,680,978
Contributed surplus	6,451,742	6,289,432
Accumulated other comprehensive income -
currency translation adjustment	3,834,640	4,961,396
Deficit	(28,818,335)	(27,979,631)
	14,149,025	15,952,175
Total Liabilities and Shareholders’ Equity	$25,291,009	$28,335,995

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc - Q2 REPORT	8

Leading Brands, Inc.
Consolidated Statement of Loss and
Comprehensive Loss

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN UNITED STATES DOLLARS)	ended	ended	ended	ended
	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007

Gross Sales	$9,305,648	$8,323,360	$18,620,280	$18,881,169
Less: Discounts, rebates and slotting fees	(1,413,192)	(1,107,289)	(2,572,665)	(2,127,386)
Net Sales	7,892,456	7,216,071	16,047,615	16,753,783

Cost of sales	5,288,204	5,696,770	10,686,588	12,876,146
Selling, general and administration expenses	2,548,987	3,063,817	5,588,287	6,407,480
Amortization of property, plant and equipment	184,327	161,498	368,330	316,168
Amortization of deferred costs and other	-	2,997	-	5,798
Interest on long-term debt	84,044	90,892	174,994	170,580
Interest on current debt	40,385	54,742	78,722	110,337
Interest income	(11,086)	(11,434)	(25,854)	(11,434)
Loss on sale of assets	7,436	47,297	19,895	48,554
Gain on contract settlement (Note 8)	-	-	-	(1,226,506)
	8,142,297	9,106,579	16,890,962	18,697,123

Net loss before taxes	(249,841)	(1,890,508)	(843,347)	(1,943,340)

Income tax recovery (expense)	(32,952)	431,916	4,643	299,667
Net loss	(282,793)	(1,458,592)	(838,704)	(1,643,673)

Foreign exchange translation adjustment	(989,145)	167,602	(1,126,756)	1,262,494

Comprehensive loss	($ 1,271,938)	($ 1,290,990)	($ 1,965,460)	($ 381,179)

Loss per share - basic and diluted	($ 0.01)	($ 0.08)	($ 0.04)	($ 0.10)

Weighted average number of shares
outstanding - basic and diluted	19,958,124	17,357,458	19,958,124	16,889,350

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc - Q2 REPORT	9

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN UNITED STATES DOLLARS)	ended	ended	ended	ended
	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss	($ 282,793)	($ 1,458,592)	($ 838,704)	($ 1,643,673)
Items not involving cash
Depreciation and amortization	184,327	164,495	368,330	321,966
Loss on sale of assets	7,436	47,297	19,895	48,554
Changes in non-cash operating working
capital items (Note 9)	549,926	(342,738)	(592,995)	(1,110,001)
Future income taxes	31,696	(431,047)	(5,899)	(298,798)
Stock based compensation expense	93,171	51,822	162,310	133,415
	$583,763	($ 1,968,763)	($ 887,063)	($ 2,548,537)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(116,838)	(923,357)	(393,441)	(1,393,855)
Proceeds on sale of property,
plant and equipment	-	235,587	592	400,147
	($ 116,838)	($ 687,770)	($ 392,849)	($ 993,708)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(178,310)	(1,982,031)	904,267	(1,394,301)
Issuance of common shares, net of issuance costs	-	9,034,619	-	9,198,169
Proceeds from issuance of long-term debt	-	-	72,089	293,686
Repayment of long-term debt	(274,490)	(170,988)	(568,695)	(330,242)
	($ 452,800)	$6,881,600	$407,661	$7,767,312

Effects of changes in foreign currency rates on
cash and cash equivalents	(134,555)	-	(164,969)	-

Increase (decrease) in cash and cash equivalents	(120,430)	4,225,067	(1,037,220)	4,225,067

Cash and cash equivalents, beginning of period	2,015,767	-	2,932,557	-

Cash and cash equivalents, end of period	$1,895,337	$4,225,067	$1,895,337	$4,225,067

Interest paid	$128,534	$137,947	$261,275	$269,053
Interest received	($ 10,569)	$-	($ 25,718)	$-
Income tax paid (recovered)	$1,256	($ 869)	$1,256	($ 869)

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc - Q2 REPORT	10

Leading Brands, Inc.
Notes to Consolidated Financial Statements

For the period ended August 31, 2008
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements. Results of operations for interim periods are not necessarily indicative of annual results.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Interim financial reporting

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Adoption of new accounting standards

a)	Inventories

Effective March 1, 2008, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3031 “Inventories” without restatement of the results of operations of prior periods. The adoption of Section 3031 had no impact on the financial statements.

b)

Capital disclosures and financial instruments – disclosures and presentation Effective March 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”; Section 3862 “Financial Instruments – Disclosures”; and Section 3863 “Financial Instruments – Presentation”.

i)

Section 1535 establishes guidelines for the disclosure of information on the Company’s capital and how it is managed. This enhanced disclosure enables users to evaluate the Company’s objectives, policies and processes for managing capital. Capital disclosures are provided in Note 10 of these financial statements.

ii)

Section 3862 and 3863 replaced the existing Section 3861 “Financial Instruments – Disclosure and Presentation.” Section 3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how the Company manages those risks. Section 3863 carries forward the existing presentation requirements and provides additional guidance for the classification of financial instruments. Financial risk management disclosures are provided in Note 11 of these financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term investments with original maturities of less than three months.

2. INVENTORY

	August 31, 2008	February 29, 2008
Finished goods	$2,698,408	$2,343,997
Raw Materials	1,632,417	2,317,556
	$4,330,825	$4,661,553

3. PREPAID EXPENSES AND DEPOSITS

	August 31, 2008	February 29, 2008
Slotting fees	$524,722	$195,737
Insurance premiums	94,878	73,597
Rental deposits and other	145,858	137,350
	$765,458	$406,684

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 29, 2008 is due to currency translation adjustments.

5. INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets

Leading Brands, Inc - Q2 REPORT	11

is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance.

6. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at August 31, 2008, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

7. SHARE CAPITAL

Common share capital
Outstanding at May 31 and August 31, 2008	19,958,124

	Issued and	Weighted
Stock options granted, cancelled, and	outstanding	average
expired since May 31, 2008	options	exercise price
Outstanding at May 31, 2008	1,585,999	$1.33
Issued	985,000	$0.60
Cancelled	(60,000)	$1.03
Expired	(32,667)	$1.29
Outstanding at August 31, 2008	2,478,332	$1.04

At August 31, 2008 there were 1,053,910 vested options outstanding at an average exercise price of $1.13. The options issued in the quarter were valued using a risk free rate of 3.68%, a volatility factor of 100.33%, and weighted average expected life of 10 years. Stock based compensation expense for options is recorded in the income statement as part of selling, general and administrative expenses.

	Issued and
	outstanding
Common share purchase warrants	warrants	Exercise price

Outstanding at May 31 and August 31, 2008	1,817,001	$3.95

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $3.29 in the event that the Company issues new shares at a price lower than the exercise price.

8. GAIN ON CONTRACT SETTLEMENT

In the six month period of the prior year ended August 31, 2007, the Company recorded other income of $1,226,506 resulting from the termination of a distribution agreement regarding the distribution of certain beverages in Canada.

9. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Aug 31, 2008	Aug 31, 2007	Aug 31, 2008	Aug 31, 2007

Accounts receivable	$363,227	$343,932	$585,549	$750,791
Inventory	501,110	298,920	(21,463)	848,387
Prepaid expenses	(52,605)	273,378	(409,205)	466,673
Accounts payable and accrued liabilities	(261,806)	(1,258,968)	(747,876)	(3,175,852)
Changes in non- cash operating working capital items	$549,926	($ 342,738)	($ 592,995)	($ 1,110,001)

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash and temporary investments, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk

Leading Brands, Inc - Q2 REPORT	12

characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company uses its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $5,179,000 ($5,500,000 Canadian) subject to the availability of eligible collateral. The actual limit based on eligible collateral at August 31, 2008 was $3,934,000. The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at August 31, 2008.

11. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of August 31, 2008.

Credit risk

The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from client’s potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

The Company’s cash equivalents and short-term investments are held in government treasury bills.

As at August 31, 2008, the Company is exposed to credit risk through the following assets:

	August 31,	February 29,
	2008	2008
Trade receivables	$1,666,209	$2,387,823
Other receivables	87,765	192,881
Allowance for doubtful accounts	(122,164)	(214,064)
	$1,631,810	$2,366,640

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the quarter ended August 31, 2008, the Company’s ten largest customers comprised approximately 87% of sales compared with 64% in the last fiscal year ended February 29, 2008 and no one customer comprised more than 46% of sales compared with 33% in the last fiscal year ended February 29, 2008. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at August 31, 2008, 74.1% are not due and 25.9% are between 30 and 60 days overdue but are not impaired.

The Company’s other receivables include an amount receivable for an outstanding insurance claim for which payment was received in September 2008.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market Risk

a)

Currency risk –The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At August 31, 2008, the Company’s accounts receivable balances included $463,000 denominated in U.S. dollars ($670,000 as at February 29, 2008), the Company’s accounts payable and accrued liabilities balance included $840,000 denominated in U.S. dollars ($659,000 as at February 29, 2008) and the Company’s bank indebtedness balance included $633,000 denominated in U.S. dollars ($378,000 as at February 29, 2008).

As at August 31, 2008, all other factors being equal, a 0.05 U.S. dollar rise per Canadian dollar would have an unfavorable impact of approximately $50,000 on net earnings for the quarter. A 0.05 US/Canadian dollar decrease would have a positive impact of similar magnitude.

b)	Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest-bearing

Leading Brands, Inc - Q2 REPORT	13

financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness is used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at August 31, 2008 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at August 31, 2008, the Company had short and long-term debt with variable interest rates in the amount of $5,900,000. A 1.0% increase in the interest rate on average borrowing levels for the period from June 1, 2008 to August 31, 2008 would have an unfavorable impact of approximately $15,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

12. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

13. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc - Q2 REPORT	14

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, are available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Ralph D. McRae
VP of Bottling Operations	Chairman, President and Chief Executive Officer

Jody Christopherson	Robert Mockford
VP of DSD	VP of Operations

Michel Houle	Dave Read
VP of Sales, Quebec	Executive Vice-President

Donna Louis, CGA	Pat Wilson
Chief Financial Officer	Executive VP of Sales, and
President – Leading Brands USA, Inc

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

Leading Brands, Inc - Q2 REPORT	15